INVEST IN "LOOKFIRST" BY SYR

An app to collect and share shopping and travel notes

PITCH VIDEO   INVESTOR PANEL


EVERYTHING
YOU NEED
TO KNOW
FOOD, FASHION, TRAVEL

lookfirst.io   New York NY

Retail   Technology   Software   Female Founder   Lifestyle

LEAD INVESTOR



Sonny Minx

LookFirst builds upon the knowledge and lessons learned from Syr. By introducing many New Yorkers to vibrant culturally-authentic food options that they didn't know existed, diners were delighted and connections created. Often these experiences were posted on social media. The ephemeral nature of stories limit the impact of those moments by reducing them to impressions, not recommendations. Documenting an experience on a directory or a review site puts those moments in direct competition with paid placement and a user base of strangers. Reactive algorithms and creative ads are no comparison to a suggestion from a friend. Connecting authentic trusted experiences to a like-minded community isn't as easy as it should be. This market gap was identified and LookFirst was spawned.

Invested $10,000 this round

Highlights

1. Find more authentic recommendations about food, fashion, and travel choices from locals.
2. Learn more about inspiring lifestyle through your peers.
3. Reviewing experiences is more intuitive and fun.
4. A community of users to help each other make informed decisions.
5. CTO - first hire from Postmates.
6. CEO - former Goldman Sachs - Marcus.
7. Started off as Syr (home cook marketplace) and pivoted into LookFirst.

Our Team



Rob K Latt Co-founder and CEO

Our Team

Rob K Latt Co-founder and CEO



Co-founder and GP at Faba Advisors (community of founders and investors of Asian descent). Former Goldman Sachs (Marcus) team.

While running Syr (home cook marketplace) previously, the founders noticed that demand-side users drive the growth and their problem is to be able to find authentic experiences. Hence, the team pivoted Syr into LookFirst with the goal to focus more on the social discoverability aspect instead of running a marketplace.



Thiha Min Co-Founder (Engineering)

The first hire at Postmates and exited after a $2.6 B acquisition from Uber in December 2020.



Susan Huang Co-Founder (Marketing)

Founded What Should I wear - fashion apparel start-up. Volunteer Chef at a Myanmar orphanage. NYU alum (MS in Marketing Analytics), SJTU alum (Finance), and a trilingual!

Pitch

LookFirst

A social platform where users share product and experience reviews.

Team



Thiha Min - CTO
The first hire from Postmates. Exited from Uber's acquisition of Postmates in 2020 for $2.6B.



Robert Latt - CEO
Former Goldman Sachs, and helped launched Apple Card.



Susan Huang - CMO
Digital Marketing Expert. Previously founded - What Should I Wear (an apparel start-up).

The team initially launched a marketplace for home chefs app - Syr in 2021 and pivoted into LookFirst.

The founders identified that the demand side user problem is about discovering unique experiences. So they decided to double down on sharing/discovery aspect by transitioning away from the supply side user problem.

Why?

- Mainstream social networks - Facebook and Instagram strayed away from their roots of people sharing things they really love and are now mainly used as the hubs for news, entertainment, and influencers.
- Team LookFirst is committed to serving as an interest-based community to connect people through products/experiences that matter to them while being helpful to each other.
- People like to share things or experiences that they really like. And people like to see recommendations from other users who have the expertise and similar interests.

Urban enthusiast

MOLLY

Hobbies: cooking, traveling and dining out

- age 24
- lives in Chicago
- always seeking a good place to eat with friends
- born and raised in the Midwest

WHY LOOKFIRST FOR MOLLY?

Molly is not only a content consumer on LookFirst but also a content creator.

Molly loves traveling to NYC and every time she travels, she needs to check GoogleMap for the restaurants around here, go to Yelp for reviews, and then to Instagram for the vibes, and Reddit to connect with like-minded foodies.

LookFirst simplifies the friction on discovery and provides a community of like-minded users for Molly to discuss various cool spots.

Molly can monetize by getting tips from other users who find her reviews helpful.



Tourist

SARAH

Hobbies: cooking and traveling.

- age 44
- lives in rural UK
- always seeking a good place for yearly family vacation

WHY LOOKFIRST FOR SARAH?

Sarah loves going to different urban areas for her annual family trip.

Sarah is the planner for her family, she is always trying to find the best experience she could afford for her family's vacation.

LookFirst simplifies the friction on discovery and provides a community of like-minded family-oriented users for Sarah to connect and find budget-friendly restaurants and places to go during her trip.





Once Sarah learns the ropes of the tips and tricks of NYC as a tourist, she could advise other first-time visitors to avoid tourist traps.

Go to market strategy

Acquisition

Atomic network: We will start as a shopping and travel note app for visitors coming to NYC this summer 2022 and look to grow to other countries. The plan is to start at immigration hubs - airports, bus/train terminals as user funnels.

Engagement

We started off as a FB community - Subtle Asian Recommendations mainly focusing on restaurants, cafes, and speakeasy guides in NYC. We plan to host exclusive dinner parties with private chefs and monthly photo shoots for women aged 22-26 and attend various meet-up groups for reach.

Then, we will offer free walking tours to the visitors coming to NYC and be active contributors on various FB groups - NYC travel-related. We will also be reaching out to live-entertainment event organizers for collaborations.

Economics

The content creators (reviewers) will be funded through tips by the community for their authentic reviews. There will be a gamification element for side-switching (i.e., to turn nonactive users into reviewers based on their interests) by focusing on incorporating social status for users with high-value activities (who actively post compelling reviews) - Tokenomics. As of right now, we are exploring micro-payments based on the Solana blockchain.

Market size

Global Social Commerce Market



Global Social Commerce Market
share, by product type, 2020 (%)
$474.8B
Personal & Beauty Care
Apparel
Accessories
Home Products
Health Supplements
Food & Beverage
Others

Total Available Market (TAM): $3 TRILLION IN 2028

Serviceable Available Market (SAM): $348B

Serviceable Obtainable Market (SOM): $34.8B

Product Demo



Select your interests

Lookfirst leverage Interest Graph to personalized your next content

WHAT FRIENDS LIKE ≠ WHAT I LIKE

Social graph
"Who I am"
"Whom I know"
-implicit relationship
(search-based)
to what I'm likely to buy

Interest graph
"Whom I'd like to be"
"What I like"
-explicit relationship
(browse-based)
to what I'm likely to buy



Pre-seed Round: raising $200K

Use of proceeds:
4 Developers
1 Marketing Specialist
Marketing & Creator Acquisition Budget

For more info

www.lookfirst.io